Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035

October 24, 2024

Gary Newberry

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Functional Brands Inc. Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted on August 17, 2023
CIK No. 0001837254

Dear Mr. Newberry:

By letter dated August 29, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Draft Registration Statement on Form S-1 submitted August 17, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted August 17, 2023

Prospectus Summary

Our Products.

1. We note your response to comment 4 and reissue in part. Please revise to explain the significance of CBD and CBG to your products where first used.

Response: The Company has revised its disclosure on page 2, 3 and elsewhere in its amended DRS to clarify and explain the significance of CBD and CBG to certain of the company’s products.

2. We note your response to comment 5 and reissue in part. Please revise your disclosure to provide more detail regarding the stage of development of your products for the golf industry and golf professionals.

Response: The Company has revised its disclosure on page 3 in its amended DRS to provide more detail regarding the stage of development of the products for the golf industry and golf professionals.

3. We note your response to comment 8 and reissue in part. We note you continue to state that your products and their components are safe and effective. For example only, we note on page 1 you state “Kirkman is also dedicated to supplying pure and safe nutritional supplements in the marketplace,” on page 3 you state that you “third-party test the raw materials for efficacy,” and on page 35 you state “[y]our product formulations also include other ingredients to ensure appropriate and reasonable efficacy of the product.” Please revise to remove such statements, as safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies.

Response: The Company has removed the safety and efficacy determinations in its amended DRS.

Our Corporate History and Structure

4. We note your response to comment 10 and reissue in part. Please revise to disclose in which states you operate and sell your hemp products, and discuss how you ensure your marketing and sales efforts do not target those states where your hemp products may not be legally sold.

Response: The Company has revised its disclosure on its amended DRS.

Risk Factors

We have two customer that account for a substantial portion of our revenues.

5. We note your response to comment 16 and the newly added risk factor on page 17. Please further revise this disclosure to note whether the company has an agreement in place with iHerb, or whether iHerb makes periodic purchases through the company’s website. If the latter, please discuss the uncertain nature of these purchases and the risks associated therewith.

Response: The Company has revised its disclosure on its amended DRS.

Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration.

6. We note your response to comment 17 and reissue. Please revise your disclosure to discuss the specific risks that apply to your hemp-based products and your nutraceutical products separately as opposed to your products generally. Please also revise to discuss the risks associated with FDA regulation of your hemp-based products being sold as a food, cosmetic, or dietary supplement under the Federal Food, Drug and Cosmetic Act.

Response: The Company has revised its disclosure on its amended DRS.

Use of Proceeds.

7. We note your response to comment 18 and reissue in part. Please revise to disclose the due date of the payment to be made to Kirkman.

Response: The Company has revised its disclosure on its amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources.

8. We note your cash flow discussion indicates cash used in investing activities of $76,480, however, your statement of cash flows indicates cash provided by investing activities of $76,480. Please revise your disclosure to address this discrepancy and the purchases of property and equipment line item on the statement of cash flows.

Response: The financial statements have been revised accordingly.

Recent New Products.

9. We note your response to comment 21 and reissue in part. Please revise to disclose the purposes for which you market the Trailer Park Boys hemp-derived gummies.

Response: The Company has revised its disclosure on its amended DRS.

Industry.

10. We note your response to comment 22 and reissue in part. Please revise to discuss the data and sources relied on for your statements on pages 43 and 44 that CBD has “healing properties” and has “therapeutic benefits.” Disclose whether the FDA has approved CBD for any indications and disclose those indications.

Response: The Company has revised its disclosure on its amended DRS.

Competitive Strengths.

11. We note your response to comment 23 and reissue. We note some of the text in your graphics on page 44 continues to be illegible. Please revise to enlarge or otherwise alter the graphics so all text is legible.

Response: The Company has revised the document to provide an image with legible text.

12. We note your response to comment 24 and reissue in part, as noted below.

●	We note your revised disclosure on page 42 stating the license agreement with the Trailer Park Boys expires December 31, 2023, conflicts with the license agreement included as Exhibit 10.1 which states that the license agreement expired on June 30, 2023. Please reconcile.

●	We note Exhibit 10.1 states the license agreement covers “smokeable hemp products,” but does not appear to cover your Trailer Park Boys hemp-derived gummies. Please reconcile or advise.

●	Disclose the aggregate payments made to date pursuant to the license agreement.

●	Disclose the termination provisions.

●	Revise to clarify that the $8 million figure is a sales target in each place it is disclosed. Please also clarify the uncertain nature of targets and that such sales figure is not assured and may not be achieved. Regulation

Response: The Company has revised its disclosure and provided the extension of the agreement as an exhibit to its DRS.

Laws and Regulations Relating to Our Products.

13. We note your response to comment 29 and reissue. Please revise your disclosure to provide more detail regarding the state regulations applicable to your business by discussing the state hemp and marijuana regulatory regimes in each state you sell your products.

Response: The Company has included a table on its amended DRS, which contains a discussion of each state hemp and marihuana regulatory regimes where we sell our products.

Description of Securities.

14. We note your disclosure on page 64 that “[y]our authorized capital stock currently consists of 200,000,000 shares of common stock” appears to conflict with your disclosure on page F-10 that the company’s authorized share capital is 100,000,000 common shares.

Response: The Company has revised its disclosure on page 83 of the amended DRS as well as the financials on page F-38.

Combined Statement of Operations.

15. The cost of goods sold line item is $2,249,115 which does not agree to the amount in the Summary of Financial Information on page 8 and MD&A on page 37 of $4,249,115. Please revise or advise. Based on this inconsistency as well as the additional disclosures that we are requesting to be made to the financial statements below, please tell us your consideration of whether the financial statements need to be labeled as restated. Refer to the definition of an error in previously issued financial statements in ASC 250-10-20.

Response: The cost of goods sold figure has been revised on page 8 and page 42. In addition, the financial statements have been revised to include the required disclosures in the notes. As such, they have been restated and marked as such.

Note 1 - Corporate Information and Continuance of Operations.

16. We have considered your response to prior comment 32. Please tell us why you identify these financial statements as being those of HT Naturals Inc. rather than Functional Brands Inc., given the combination completed on May 19, 2023 as stated in the prospectus summary on page 1. We also note this occurred prior to the issuance of these financial statements on May 30, 2023.

Response: Functional Brands Inc. and HT Naturals Inc. are one and the same. The company changed its name on March 22, 2023. Page 1 has been revised to reflect the company’s current and former name.

17. Please add disclosures required by ASC 250-10-50-6 for the change in reporting entity, along with disclosures under ASC 850-10-50 regarding related parties. Explain the relationships of the related parties and HT Naturals Inc. with the registrant, Functional Brands, Inc.

Response: Disclosure required has been added in Notes 1, 3 and 13 to the financial statements.

HT Naturals Inc. and Functional Brands Inc. are one and the same. HT Naturals Inc. just changed its name to Functional Brands Inc. on March 23, 2023.

HTO Nevada Inc. is a wholly owned subsidiary of Functional Brands Inc. The financial statements are presented as consolidated between Functional Brands Inc. and HTO Nevada Inc.

Basis of Presentation, page F-8

18. Please remove all disclosure after the first sentence as these are audited financial statements

Response: The financial statements have been revised accordingly.

Note 2 - Summary of Significant Accounting Policies, page F-8.

19. Please add your accounting policies for capitalization and depreciation of your property and equipment as required by ASC 235-10-50, paragraphs -3 and -4. Add another footnote or heading to provide the disclosures for your property and equipment as required by ASC 360-10-50-1.

Response: The financial statements have been revised to reflect the policies for capitalization and depreciation for property & equipment in accordance with ASC 235-10-50 in note 5. Furthermore, the property & equipment disclosure has been enhanced as required under ASC 360-10-50 in note 11.

20. Please add your accounting policy for leases here or in a separate footnote, along with the disclosures required by ASC 842-20-50 for your leased property.

Response: The financial statements have been revised to reflect the policy for leases in accordance with ASC 542-20-50 in note 5. Furthermore, the lease disclosure has been enhanced in note 12.

21. Please disclose in summary form the pertinent rights and privileges of your notes payable outstanding under ASC 505-10-50-3. As part of your response, please explain why you classify the changes in your notes payable as a source or use of cash provided or used in operations in your statements of cash flow. Refer to ASC 230-10-5-14 and 230-10-45

Response: The statement of cash flows has been revised to reflect proceeds from debt and debt repayments under financing activities.

16. Disclose this obligation in your discussion of liquidity and capital resources and confirm whether the notes payable obligation is included in the $3,600,000 you disclose on page 39.

Response: The $3.6m referenced on page 44 of the DRS does not represent an obligation or outstanding debt, rather, it represents an estimate of cash required for operations over the next 12 months.

22. Please add disclosure to explain the facts and circumstances regarding the gain on loan forgiveness in your combined statements of operations on page F-4.

Response: The financial statements have been revised to reflect the gain on loan forgiveness separately under operating activities. Furthermore, the facts and circumstances are explained in notes 18 and 25.

Revenue recognition.

Page F-8.

23. Please expand this policy to address the disclosures required by Section ASC 606-10-50 regarding your performance obligations, allocations of transaction prices, assessments of collectability, significant judgments made in applying this standard, and the timing of satisfaction of performance obligations

Response: The financial statements have been revised to reflect the Company’s revenue recognition policy under ASC 606.

Basis of Consolidation.

24. You state that your combined financial statements include net income and other comprehensive income of subsidiaries from the day on which control was obtained to the day on which control was lost. Please tell us the nature of the common control relationships that exist among the combined entities and whether this was considered a change in reporting entity under 250-10-45-21. Please tell us how you evaluated the Kirkman asset purchase agreement and whether you determined this was a business acquisition as defined under ASC 805-10-55-3A through 805-10-55-5. As part of your response, identify the assets acquired and their related fair values, the liabilities assumed if any, and the amount of goodwill involved, if any.

Response: There is a distinction to be made between consolidated and combined financial statements. Consolidated financial statements refer to operations of a parent company consolidated with operations of its owned subsidiaries.

Combined financial statements on the other hand refer to the operations of a parent company combined with operations of its would-be subsidiaries.

As of the year-end date of the combined financial statements of Dec 31, 2023, the parent - Functional Brands Inc. (formerly HT Naturals Inc.), owned 100% of its subsidiary - HTO Nevada Inc. (dba Kirkman). This ‘acquisition’ concluded on May 19, 2023. As a result, the financial statements have been revised to be prepared on a consolidated basis.

Going Concern.

25. Please add disclosures required by ASC 205-40-50-13 to address the substantial doubt about your ability to continue as a going concern as disclosed in the audit opinion. In particular, address the default under the Kirkman agreement and why you believe new financing is probable given that substantial doubt, as defined under ASC 205-40-20, exists.

Response: The financial statements have been revised to reflect going concern.

HTO Nevada Inc. dba Kirkman.

26. Our understanding is your financial statements include HT Naturals Inc. and HTO Nevada Inc. that are presented on a combined basis under ASC 805-50-30-5. Please explain why you state they are presented on a pro forma basis, which must comply with Article 11 of Regulation S-X, or remove the reference to such pro forma basis.

Response: They were initially prepared on a pro-forma basis because the acquisition of HTO Nevada Inc. by Functional Brands Inc. (formerly HT Naturals) wasn’t completed until subsequent to ended December 31, 2022 on May 19, 2023. The financial statements for the year ended December 31, 2023, are prepared on a fully consolidated basis.

27. You state here that, as of May 30, 2023 (the date your financial statements are issued), HTO Nevada Inc. continues to be owned by HTO Holdings Inc. On page 4, you state that HTO Nevada Inc. was acquired by Functional Brands Inc. on May 19, 2023.

Response: The comment on page 4 is correct. The restructuring to transfer HTO Nevada from HTO Holdings to Functional Brands (formerly HT Naturals) was completed on May 19, 2023. The disclosure in the S1 has been revised accordingly.

28. Prior to May 19, 2023, HTO Nevada Inc. was owned by HTO Holdings Inc. as stated on page 4. Please provide disclosures under the guidance of Staff Accounting Bulletin Topic 1.B regarding allocation of expenses and related disclosures in financial statements of subsidiaries, divisions, or lessor components of another entity.

Response: Bulletin Topic 1.B does not apply as the financial statements of the subsidiary are not separate but in fact consolidated with the parent – Functional Brands Inc. (formerly HT Naturals Inc.) on a consolidated basis for the year ended December 31, 2023.

29. On page 4 and throughout the draft registration statement you disclose a license agreement between Hemptown Organics Corp., its subsidiary HT Naturals Inc., and the Trailer Park Boys. Please tell us how the assets acquired, liabilities assumed and shares issued based on this agreement are reflected in the financial statements of HT Naturals Inc.

Response: There are two separate licensing agreements.

There is one licensing agreement between Functional Brands Inc. (formerly HT Naturals Inc.) and its parent Hemptown Organics. Functional Brands Inc. (formerly HT Naturals Inc.) issued 40m shares for $40k in respect of this licensing agreement. This issuance is reflected in the opening balance for shareholders’ equity on the statement of financial position. Please see statement of changes in equity for additional details.

There is a second licensing agreement between Functional Brands Inc. (formerly HT Naturals Inc.) & Hemptown Organics Corp. and Trailer Park Boys. The payment of the license are recorded as expense as owed and paid.

30. To the extent you continue to own any intangible assets, including goodwill, acquired in the above referenced agreements or otherwise, provide the disclosures required by ASC 350-20-50 and 350-30-50, even if they have been fully impaired. Disclose your accounting policy for recognition and measurement of impairment losses as part of your significant accounting policies in footnote 2.

Response: The financial statements have been revised to reflect the acquisition and ownership of intangible assets, including goodwill as well as the effects of any impairment charges are explained in notes 13, 14 and 29.

31. On page 4 and elsewhere in this draft, you disclose an asset purchase agreement with Kirkman Group Inc. under which the remaining consideration due to Kirkland is currently in default. Please tell us how this transaction is reflected in these financial statements. Disclose the terms and other details of the amounts due under this agreements in your footnotes as well as in MD&A.

Response: The asset purchase agreement with Kirkman Group Inc. (not related to Functional Brand Inc. or any related party or subsidiary) is executed by HTO Holdings which is a wholly owned subsidiary of Hemptown Organics Corp. Neither of these entities are reflected in the consolidated financial statements for Functional Brands Inc. (formerly HT Natural Inc.)

Note 7 - Related Party Transactions & Balances.

32. Please identify the related parties that HT Naturals received support from and the related parties that Kirkman paid expenses on behalf of. Expand your disclosures to explain the relevant terms, conditions and commitments of the “due from related party” asset, and why the changes in this line item are classified as part of your cash flow from or used in operations. Also include the related party amounts and explanations for the prior period.

Response: The financial statements have been updated to reflect the related party transactions.

Note 8 - Share Capital b) Issued share capital.

33. You state you have 40,000,000 shares outstanding on December 31, 2021, but your statements of equity and cash flows shows shares were issued for cash in each fiscal year presented. Please reconcile the disclosures in these two financial statements with this footnote disclosure for us. Tell us if these shares were issued to related parties or third parties. Please revise the footnote and statements to include all the disclosures required by ASC Section 505-10-50 regarding changes in the number of shares issued and outstanding and the rights and privileges of your share capital.

Response: The financial statements have been updated to reflect the disclosure required under ASC 505-10-50.

34. Please clarify whether the license agreement with Hemptown Organics Corp. has no expiry date (page 34) or has a 4-year life as you state here. Make conforming changes throughout your filing as needed. Please add disclosure to address the rights you presently have under the license and what additional rights you will receive under the license when your stock is listed, as disclosed on page 46. c) Regulation Crowdfunding, page F-12.

Response: The license agreement does not have an expiration date.

35. Please tell us why the crowdfunding proceeds are not reflected in your financial statements and the conditions necessary to issue the shares under the offering.

Response: The financial statements have been updated to reflect the crowdfunding campaign in more detail in note 23.

Note 11 - Subsequent Events.

36. Please disclose the details of the acquisition of HTO Nevada Inc. from HTO Holdings Inc. on May 19, 2023 as a subsequent event prior to the May 30, 2023 issuance date of your financial statements. Include any necessary changes made in the number of your authorized shares to accomplish this. Refer to ASC 855-10-20 and 855-10-55-2.

Response: The financial statements have been updated to include information on the corporate restructuring exercise.

Note 9 – Revenue.

37. Please add disclosures under the table to clarify whether this footnote shows revenue by product type (i.e. nutraceutical products and hemp derived products). You have disclosed that HTO Nevada is doing business as Kirkman, and that HTO Nevada is combined with HT Naturals Inc. which is the entity presented. Please confirm if there is intercompany revenue to be eliminated in consolidation.

Response: The financial statements have been revised to add the disclosure under footnote 24. There is no intercompany revenue which needs to be eliminated upon consolidation.

38. Please disclose the amount of revenue to your single substantial customer as identified on page 9. Refer to ASC 280-10-50-42.

Response: The financial statements have been revised to reflect economic dependance / concentration in note 26.

Exhibits

39. Please revise to attach your license agreement with Hemptown Organics Corp. referred to on page 46 as an exhibit or otherwise advise. Refer to Item 601(b)(10) of Regulation S-K.

Response: Attachment has been provided.

40. We note your response to comment 35 and reissue. Please ensure each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T. For example, we note exhibits 10.11 and 10.12.

Response: We have revised each exhibit is in the proper text-searchable format.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035